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      | FORM 3 |
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

   Ricca                             Mark                           Adrian
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                               615 Merrick Avenue
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                                    (Street)

   Westbury                         New York                          11590
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        (City)                      (State)                           (Zip)

2.  Date of Event Requiring Statment (Month/Day/Year)   January 1, 2003
                                                      --------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

    ----------------------------------------------------------------------------

4.  Issuer Name and Ticker or Trading Symbol  New York Community Bancorp, Inc.
                                             -----------------------------------
                                              (NYB)
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    X   Officer             ___ 10% Owner    ___ Other
                  ----- (give title below)                       (specify below)

    Executive VP, General Counsel & Corp. Sec'y
    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)   January 8, 2003

    ----------------------------------------------------------------------------

7.  Individual or Joint/Group Filing
    (Check Applicable Line)

     X   Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

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                                     TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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
1. Title         2. Trans-   2A.       3. Trans-       4. Securities Acquired (A)      5. Amount of        6.Owner-      7. Nature
   of               action   Deemed       action          or Disposed of (D)              Securities         ship        of In-
   Security         Date     Execution    Code            (Instr. 3, 4 and 5)             Beneficially       Form:       direct
   (Instr. 3)       (mm/dd/  Date, if     (Instr. 8)                                      Owned at           Direct      Bene-
                    yy)      any                       --------------------------------   End of Issuer's    (D)or       ficial
                             (mm/dd/yy)                                                   Fiscal Year        Indirect    Owner-
                                                         Amount   (A) or     Price        (Instr. 3 and 4)   (I)         ship
                                                                  (D)                                        (Instr. 4)  (Instr. 4)
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Common Stock                                                                                26,929            D
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Common Stock                                                                                 7,620            I         By NYCB ESOP
                                                                                                                        Trust(1)
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Common Stock                                                                                 5,235            I         By 401(k)
                                                                                                                        Trust(2)
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Common Stock                                                                                 6,059            I         By 401(k)
                                                                                                                        Trust(3)
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Common Stock                                                                                   780            I         By Stock
                                                                                                                        Incentive
                                                                                                                        Plan(4)
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
Persons who respond to the collection of information contained in this form are
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                                                                          (Over)
                                                                  SEC 1473(9-02)

FORM 3 (continued)
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                                 TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
                             (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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
 1. Title of Derivative       2. Date Exer-        3. Title and             4. Conversion      5. Ownership        6. Nature
    Security (Instr. 3)          cisable and          Amount of Sec-           or Exercise        Form of             of Indirect
                                 Expiration           urities Under-           Price of           Derivative          Beneficial
                                 Date                 lying Deriv-             Derivative         Securities:         Ownership
                                 (mm/dd/yy)           ative Security           Security           Direct (D)          (Instr. 5)
                                                      (Instr. 4)                                  or Indirect
                              -------------------- -----------------------                        (I)
                              Date                  Title        Amount                           (Instr. 5)
                              Exer-     Expir-                   or
                              cisable   ation                    Number
                                        Date                     of
                                                                 Shares
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Option to Purchase            11-30-00  2-23-08     Common       26,566        $11.06              D
Common Stock (5)                                    Stock
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Option to Purchase            1-18-02   1-18-10     Common        4,744        $15.37              D
Common Stock (5)                                    Stock
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Option to Purchase            1-18-03   1-18-10     Common       11,250        $15.37              D
Common Stock (5)                                    Stock
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Option to Purchase            1-18-04   1-18-10     Common       11,250        $15.37              D
Common Stock (5)                                    Stock
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Option to Purchase            12-21-02  12-21-11    Common        5,000        $22.23              D
Common Stock (6)                                    Stock
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Option to Purchase            12-21-03  12-21-11    Common        5,000        $22.23              D
Common Stock (6)                                    Stock
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Option to Purchase            12-21-04  12-21-11    Common        5,000        $22.23              D
Common Stock (6)                                    Stock
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Option to Purchase            7-24-03    7-24-12    Common       10,000        $24.61              D
Common Stock (6)                                    Stock
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Option to Purchase            7-24-04    7-24-12    Common       10,000        $24.61              D
Common Stock (6)                                    Stock
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Option to Purchase            7-24-04    7-24-12    Common       10,000        $24.61              D
Common Stock (6)                                    Stock
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1)   Represents shares allocated to individual's account as of 12-30-02 pursuant to the New York Community Bank (NYCB) Employee
      Stock Ownership Plan.
(2)   Represents shares rolled over from the CFS Bank ESOP to, and subsequently purchased in, the NYCB Employee Savings Plan (ESP).
      For purposes of this report, units in the NYCB ESP have been converted into an approximate number of shares of NYCB Common
      Stock.  The actual number of shares held by the reporting person may vary when such units are actually converted into shares upon distribution of the units to the reporting person.
(3)   Represents shares purchased through the CFS Bank 401(k) Plan, which NYCB was successor to under the Haven Bancorp, Inc.
      acquisition.
(4)   Represents shares granted on February 15, 2002 under the Haven Bancorp, Inc. (Haven) Stock Incentive Plan, which will vest
      February 15, 2003.  The reporting person inadvertently reported that he held 1,560 shares "By Stock Incentive Plan" when he actually held 780 shares in this account.
(5)   Represents options to purchase shares granted under the Haven 1996 Stock Option Plan.
(6)   Represents options to purchase shares granted under the New York Community Bancorp, Inc. 1997 Stock Option Plan, f/k/a
      Queens County Bancorp, Inc. 1997 Stock Option Plan.

       /s/ Mark A. Ricca                    February 14, 2003
       --------------------------------    --------------------
       **Signature of Reporting Person            Date


**  Intentional misstatements or ommissions of facts constitute
    Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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